FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of JUNE, 2004

OROMIN EXPLORATIONS LTD. (File #0-30614)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

1.

Oromin Explorations Ltd. Notice of Annual General Meeting Dated June 8, 2004, Information Circular Dated June 8, 2004, Audited Financial Statements for the Year Ended February 29, 2004, Proxy and Return Card,

2.

Oromin Explorations Ltd. News Release Dated June 16, 2004.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

OROMIN EXPLORATIONS LTD.

(Registrant)

Date: July 5, 2004

By:  “James G. Stewart”

        James G. Stewart

Its:  Secretary

      (Title)

Oromin Explorations Ltd.

2000 – 1055 West Hastings Street, Vancouver, B.C. V6E 2E9

Phone:  (604) 331-8772  Fax:  (604) 331-8773

July 5, 2004

SECURITIES AND EXCHANGE COMMISSION

         VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Oromin Explorations Ltd. - (File #0-30614)

Form 6-K

On behalf of Oromin Explorations Ltd., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

OROMIN EXPLORATIONS LTD.

“James G. Stewart”

per:

James G. Stewart

Secretary

Enclosures

cc:

Standard & Poor's Corporation (w. 3 copies)

Thomas Rondeau, Attn:  James L. Harris

OROMIN EXPLORATIONS LTD.

Suite 2000 – 1055 West Hastings Street

Vancouver, British Columbia, V6E 2E9

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the annual general meeting of the members of OROMIN EXPLORATIONS LTD. (the "Company") will be held at Suite 2000 – 1055 West Hastings Street, Vancouver, British Columbia, on July 22, 2004, at the hour of 11:00 A.M., Vancouver time, for the following purposes:

1.

To receive and consider the report of the Directors and the audited consolidated financial statements of the Company together with the auditor's report thereon for the financial year ended February 29, 2004.

2.

To fix the number of directors at seven (7).

3.

To elect directors for the ensuing year.

4.

To appoint the auditor for the ensuing year.

5.

To authorize the directors to fix the remuneration to be paid to the auditor.

6.

To consider and, if thought fit, pass a special resolution approving the alteration of the Company’s Notice of Articles to remove the application of the pre-existing company provisions prescribed under the Business Corporations Act (British Columbia), as described in the accompanying information circular.

7.

To consider and, if thought fit, pass a special resolution approving the adoption of a new form of Articles for the Company, as described in the accompanying information circular.

8.

To reaffirm the Company’s existing stock option plan for the ensuing year, as more fully set forth in the information circular accompanying this notice.

9.

To transact such further or other business as may properly come before the meeting and any adjournments thereof.

The accompanying information circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this notice.

If you are unable to attend the meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this notice.

DATED this 8th day of June, 2004.

BY ORDER OF THE BOARD

Signed “Chet Idziszek”

Chet Idziszek, President

OROMIN EXPLORATIONS LTD.
(the “Company”)
Suite 2000 – 1055 West Hastings Street
Vancouver, British Columbia  V6E 2E9

INFORMATION CIRCULAR

(As at June 8, 2004, except as indicated)

This information circular is furnished in connection with the solicitation of proxies by the management of  OROMIN EXPLORATIONS LTD. (the "Company") for use at the annual general meeting of the Company to be held on July 22, 2004 and at any adjournments thereof. Unless the context otherwise requires, references to the Company include the Company and its subsidiaries. The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by officers and employees of the Company.  The cost of solicitation will be borne by the Company.

APPOINTMENT OF PROXYHOLDER

A duly completed form of proxy will constitute the person(s) named in the enclosed form of proxy as the shareholder's proxyholder.  The persons whose names are printed in the enclosed form of proxy for the Meeting are officers or Directors of the Company (the “Management Proxyholders”).

A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person’s name in the blank space provided or by executing a proxy in a form similar to the enclosed form.  A proxyholder need not be a shareholder.

VOTING BY PROXY

Common shares of the Company (the “Shares”) represented by properly executed proxies in the accompanying form will be voted or withheld from voting on each respective matter in accordance with the instructions of the member (the “shareholder”) on any ballot that may be called for.

If no choice is specified and one of the Management Proxyholders is appointed by a shareholder as proxyholder, such person will vote in favour of the matters proposed at the Meeting and for all other matters proposed by management at the Meeting.

The enclosed form of proxy also confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting.  At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be received by mail or fax by the Company’s registrar and transfer agent, Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 (Fax: 1-866-249-7775 or outside North America Fax: 416-263-9524) not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Most shareholders of the Company are “non-registered” shareholders because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares.  More particularly, a person is not a registered shareholder in respect of Shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant.  In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed.  Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy.  In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to Computershare Trust Company of Canada, at the address or fax number as provided above; or

(b)

more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow.  Typically, the proxy authorization form will consist of a one page pre-printed form.  Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information.  In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares which they beneficially own.  Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders and insert the Non-Registered Holder's name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised.  In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the registered shareholder or by his attorney authorized in writing or, if the registered shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.  The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting.  Only registered shareholders have the right to revoke a proxy.  Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 100,000,000 common shares without par value, of which 25,695,308 common shares are issued and outstanding. The holders of common shares are entitled to one vote for each common share held.  Holders of common shares of record at the close of business on June 8, 2004 will be entitled to receive notice of and vote at the meeting. The Company has only one class of shares.

To the knowledge of the Directors and senior officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to all shares of the Company, except the following:

Name	No. of Common Shares Owned or Controlled	Percentage of Outstanding Common Shares
Chet Idziszek Suite 2000 – 1055 W. Hastings St. Vancouver, B.C. V6E 2E9	6,480,275	25.2%

ELECTION OF DIRECTORS

The Directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed.  In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Member approval will be sought to fix the number of directors of the Company at seven (7).

The Company is required to have an audit committee.  Members of this committee are as set out below.

Management of the Company proposes to nominate each of the following persons for election as a Director.  Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Municipality of Residence and Position	Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years	Previous Service as a Director	Number of Common Shares beneficially owned or, directly or indirectly, Controlled (2)
DEREK BARTLETT(1) Mississauga, Ontario Director	Consultant	Since 2002	10,000 shares (3)
NELL M. DRAGOVAN Vancouver, British Columbia Director	Financier	Since January 2004	1,066,381 shares
NORMAN HAIMILA(1) Hermann, Missouri Director	Consulting Geologist	Since 2001	Nil shares
CHET IDZISZEK Vancouver, British Columbia President and Director	Geologist; President of Madison Enterprises Corp., a mineral exploration company	Since 1994	6,480,275 shares
ROBERT SIBTHORPE(1) Vancouver, British Columbia NOMINEE as a Director	Consulting Geologist; previously mining analyst for Canaccord Capital Corp. a brokerage firm, from 1996 to 2001	Nominee	Nil shares
Name, Municipality of Residence and Position	Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years	Previous Service as a Director	Number of Common Shares beneficially owned or, directly or indirectly, Controlled (2)
JAMES G. STEWART Vancouver, British Columbia Secretary and Director	Barrister and Solicitor	Since 1995	330,000 shares(4)
DOUGLAS TURNBULL Coquitlam, British Columbia Director	Geological Consultant	Since 2002	1,600 shares

(1)

Member of the audit committee.

(2)

Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at June 8, 2004 based upon information furnished to the Company by individual Directors.  Unless otherwise indicated, such shares are held directly.

(3)

These shares are held indirectly in the name of 462562 B.C. Ltd., a private company controlled by Derek Bartlett.

(4)

These shares are held indirectly in the name of J.G. Stewart Law Corporation Ltd., a private company controlled by James G. Stewart.

EXECUTIVE COMPENSATION

The following table (presented in accordance with the rules (“the Rules”) made under the Securities Act (British Columbia)) sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed financial years (to the extent required by the Rules) in respect of each of the individuals comprised of the Chief Executive Officer and Chief Financial Officer as at February 29, 2004 and the other three most highly compensated executive officers of the Company as at February 29, 2004 whose individual total compensation for the most recently completed financial year exceeded $150,000 (or whose individual total compensation in each of the two previous fiscal years exceeded $100,000) (of which there were none) and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (of which there were none) (collectively “the Named Executive Officers”).

Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name And Principal Position	Year(1)	Salary ($)	Bonus ($)	Other Annual Compensa-tion ($)	Securities Under Option/ SAR's granted(2) (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	All other Compensa-tion ($)
Chet Idziszek President and Chief Executive Officer	2004 2003 2002	$125,925 $117,300 $48,000	Nil Nil Nil	Nil Nil Nil	175,000/0 0/0 50,000/0	N/A N/A N/A	N/A N/A N/A	Nil Nil Nil
Naomi Corrigan Chief Financial Officer	2004 2003 2002	$11,397 $7,105 Nil	Nil Nil Nil	Nil Nil Nil	25,000/0 0/0 0/0	N/A N/A N/A	N/A N/A N/A	Nil Nil Nil

(1)

Fiscal years ended February 29, 2004, February 28, 2003 and February 28, 2002.

(2)

Indicates options granted in each of the fiscal periods shown.

Long Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company's securities), was paid or distributed to the Named Executive Officer(s) during the most recently completed financial year other than the options set out below.

Option/Stock Appreciation Rights (“SAR”) Grants During the
Most Recently Completed Financial Year

The following table sets forth stock options granted during the fiscal year ended February 29, 2004 to the Named Executed Officers:

Name (a)	Securities Under Options Granted (#) (b)	% of Total Options Granted in Fiscal Year* (c)	Exercise or Base Price ($/Security)(1) (d)	Market Value of Securities Underlying Options on Date of Grant ($/Security) (e)	Expiration Date (f)
Chet Idziszek	175,000	19%	$0.25	$0.16	January 22, 2009
Naomi Corrigan	25,000	3%	$0.25	$0.16	January 22, 2009

*

Percentage of all options granted during the fiscal year.

(1)

The exercise price of stock options is set at not less than 100% of the market value (as defined in the Stock Option Plan referred to below) of a common share of the Company on the date of grant. The exercise price of stock options may only be adjusted in the event that specified events cause dilution of the Company's share capital.  Options vest immediately upon grant.

Aggregated Options/SAR Exercises in Last Financial Year
and Financial Year-End Option/SAR Values

The Named Executive Officer did not exercise any options in respect of the Company's shares during the most recently completed financial year.

Name	Securities Acquired on Exercise(1) (#)	Aggregate Value Realized (2) ($)	Unexercised Options/SAR's at Fiscal Year-End (#)(3) Exercisable/ Unexercisable(5)	Value of Unexercised In-the-Money Options/SAR's at Fiscal Year-End (3)(4) ($) Exercisable/ Unexercisable(5)
Chet Idziszek	Nil	Nil	593,000/Nil	Nil
Naomi Corrigan	Nil	Nil	38,500/Nil	Nil

(1)

Number of common shares of the Company acquired on the exercise of stock options.

(2)

Calculated using the average of the high and low prices for a board lot of common shares of the Company on the TSX Venture Exchange.

(3)

The figure relates solely to stock options.

(4)

Value of unexercised in-the-money options calculated using the closing price of common shares of the Company on the TSX Venture Exchange on February 29, 2004, less the exercise price of in-the-money stock options.

(5)

All such options are currently exercisable.

Defined Benefit or Actuarial Plan Disclosure

The Company does not provide retirement benefits for directors and executive officers.

Termination of Employment, Changes in Responsibility and Employment Contracts:

The Company and its subsidiaries have no employment contracts  with any  Named Executive Officers.

Compensation of Directors

The Company has no arrangements, standard or otherwise, pursuant to which Directors are compensated by the Company or its subsidiaries for their services in their capacity as Directors, or for committee participation, or involvement in special assignments during the most recently completed financial year or subsequently up to and including the date of this Information Circular, except that Directors are compensated for their actual expenses incurred in pursuance of their duties as directors and certain directors may be compensated for services rendered as consultants or experts. In this regard, Norman Haimila, a Director of the Company, received $26,279 for services rendered and J.G. Stewart, the Secretary and a Director of the Company, received $23,900 for legal services rendered during the last completed fiscal year.

Options/SAR Grants during the Most Recently Completed Financial Year

The following table sets forth stock options granted by the Company during the fiscal year ended February 29, 2004 to directors who are not Named Executive Officers of the Company.

Name (a)	Securities Under Options Granted ($) (b)	% of Total Options Granted in Fiscal Year *(c)	Exercise or Base Price ($/Security) (1) (d)	Market Value of Securities Underlying Options on Date of Grant ($/Security)(e)	Expiration Date (f)
Derek Bartlett	75,000	8%	$0.25	$0.16	January 22, 2009
Nell Dragovan	200,000	22%	$0.25	$0.16	January 22, 2009
Norman Haimila	75,000	8%	$0.25	$0.16	January 22, 2009
James G. Stewart	100,000	11%	$0.25	$0.16	January 22, 2009
Douglas Turnbull	62,000	7%	$0.25	$0.16	January 22, 2009

*

Percentage of all options granted during the fiscal year.

(1)

The exercise price of stock options is set at not less than 100% of the market value (as defined in the Stock Option Plan referred to below) of a common share of the Company on the date of grant. The exercise price of stock options may only be adjusted in the event that specified events cause dilution of the Company’s share capital. Options vest immediately upon grant.

Aggregated Options/SAR Exercises in Last Financial Year
and Financial Year-End Option/SAR Values

The Directors did not exercise any options in respect of the Company's shares during the most recently completed financial year.

Name	Securities Acquired on Exercise(1) (#)	Aggregate Value Realized (2) ($)	Unexercised Options/SAR's at Fiscal Year-End (#)(3) Exercisable/ Unexercisable(5)	Value of Unexercised In-the-Money Options/SAR's at Fiscal Year-End (3)(4) ($) Exercisable/ Unexercisable(5)
Derek Bartlett	Nil	Nil	100,000/Nil	Nil
Jeff Cocks(6)	Nil	Nil	Nil/Nil(6)	Nil
Nell Dragovan(6)	Nil	Nil	256,000/Nil	Nil
Norman Haimila	Nil	Nil	175,000/Nil	Nil
James G. Stewart	Nil	Nil	258,000/Nil	Nil
Douglas Turnbull	Nil	Nil	100,000/Nil	Nil

(1)

Number of common shares of the Company acquired on the exercise of stock options.

(2)

Calculated using the average of the high and low prices for a board lot of common shares of the Company on the TSX Venture Exchange.

(3)

The figure relate solely to stock options.

(4)

Value of unexercised in-the-money options calculated using the closing price of common shares of the Company on the TSX Venture Exchange on February 29, 2004, less the exercise price of in-the-money stock options.

(5)

All such options are currently exercisable.

(6)

Mr. Jeff Cocks resigned as a director on January 22, 2004 and Ms. Nell Dragovan was appointed as director to replace Mr. Cocks.

There were no repricings of stock options held by directors and Named Executive Officers of the Company during the most recently completed financial year.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out, as of the end of the Company’s fiscal year ended February 29, 2004, all required information with respect to compensation plans under which equity securities of the Company are authorized for issuance:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	1,973,749	$0.24	145,781
Equity compensation plans not approved by securityholders	nil	nil	Nil
Total	1,973,749	$0.24	145,781

INDEBTEDNESS TO COMPANY OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

There is no indebtedness of any director, executive officer, senior officer, proposed nominee for election as a director or associate of them, to or guaranteed or supported by the Company or any of its subsidiaries either pursuant to an employee stock purchase program of the Company or otherwise, during the most recently completed financial year.

INTEREST OF  INFORMED PERSONS IN MATERIAL TRANSACTIONS

No  informed person or proposed nominee for election as a director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction which in either such case has materially affected or will materially affect the Company.

APPOINTMENT OF AUDITOR

Management proposes that Davidson & Company, Chartered Accountants, be appointed as the auditor of the Company for the ensuing year and that the directors be authorized to fix their remuneration. Davidson & Company were first appointed the auditor of the Company on February 27, 2003 when PricewaterhouseCoopers LLP resigned as the auditor of the Company and the directors appointed Davidson & Company to fill the vacancy.

MANAGEMENT CONTRACTS

No management functions of the Company are performed to any substantial degree by a person other than the directors or senior officers of the Company.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no director or senior officer of the Company or any proposed nominee of management of the Company for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

(a)

Alterations to Company’s Notice of Articles and Articles

On March 29, 2004, the new British Columbia Business Corporations Act (“BCA”) was proclaimed, replacing the pre-existing British Columbia Company Act.  Accordingly, the Company is now subject to the BCA, and no longer governed by the Company Act.  The BCA is a more modern corporate statute, and is designed to provide greater flexibility and efficiency for British Columbia companies.

In accordance with the BCA, the Company must file a transition application with the Registrar of Companies, the principal element of which involves replacing the Company’s memorandum with a new form designated a Notice of Articles.  It is the Company’s intention to file its transition application before or shortly after the Meeting.

Once the Company has filed its transition application, it may alter its Notice of Articles and adopt a new form of articles to take advantage of the greater flexibility and efficiency inherent in the BCA, and to make its articles consistent with the terminology and certain provisions of the BCA.

The Company is proposing to alter its Notice of Articles to remove the application of certain provisions prescribed in the BCA called the pre-existing company provisions (“PCPs”).  The PCPs are statutory provisions intended to preserve the application of certain provisions of the Company Act to companies formed under the Company Act until the shareholders pass a special resolution making them inapplicable.  Because the Company is a reporting issuer, the only significant PCP that is applicable is the requirement that a special resolution be approved by not less than three quarters of the votes cast, as opposed to the two-thirds majority applicable under the BCA.  Removal of the PCPs will allow a special resolution of the Company to be approved by a two-thirds majority vote, which will provide the Company with greater flexibility for future corporate activities and be consistent with companies in other jurisdictions.

At the Meeting, shareholders will be asked to approve a special resolution altering the Notice of Articles to remove the application of the PCPs.  The text of the special resolution to be considered and, if thought fit, approved at the Meeting is as follows:

“BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.

The Notice of Articles of the Company be altered to remove the application of the pre-existing company provisions, as provided for in the British Columbia Business Corporations Act, and the Company’s Notice of Articles be altered accordingly.

2.

Any one director or officer of the Company be and is hereby authorized to do all things and execute all instruments necessary or desirable to give effect to this special resolution, including without limitation filing a certified copy of this special resolution and a notice of alteration of the Notice of Articles with the British Columbia Registrar of Companies.

3.

Notwithstanding that this special resolution has been duly passed by the shareholders of the Company, the directors of the Company be and are hereby authorized and empowered to revoke this resolution at any time prior to the effective date hereof, and to determine not to proceed with the alteration to the Notice of Articles without further approval of the shareholders of the Company.”

Approval of the special resolution will require the affirmative votes of the holders of not less than 75% of the votes cast at the Meeting in respect thereof.  As set out in the text of the special resolution, notwithstanding its approval, the board of directors may determine not to proceed with the alteration to the Notice of Articles at any time prior to its effective date.

Management of the Company recommends that shareholders vote in favour of the special resolution altering the Notice of Articles to delete the PCPs, and the persons named in the enclosed form of proxy intend to vote for the approval of the resolution at the Meeting unless otherwise directed by the shareholders appointing them.

In addition to deleting the PCPs, the Company is proposing to delete its existing articles in their entirety and replace them with a new set of articles.  The new set of articles will make the Company’s articles consistent with the terminology and provisions of the BCA.  Most of the changes in the new form of articles are minor in nature, and will not effect shareholders or the day-to-day administration of the Company.  However, there are several changes of note:

1.

The directors will be able to approve a change of name of the Company without the necessity of obtaining shareholder approval.

2.

The directors will be able to increase the authorized capital of the Company without the necessity of obtaining shareholder approval.

3.

The requirement for a pro rata purchase of the shares of the Company will be deleted.

A copy of the proposed new articles of the Company will be available for inspection at the Meeting and at the Company’s office, located at Suite 2000 – 1055 West Hastings Street, Vancouver, British Columbia, during regular business hours up to the day before the Meeting.

At the Meeting, shareholders will be asked to approve a special resolution deleting the existing articles of the Company in their entirety and replacing them with the new form of articles.  The text of the special resolution to be considered and, if thought fit, approved at the Meeting is as follows:

“BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.

The existing articles of the Company be deleted in their entirety, and the form of articles presented to the shareholders at the annual general meeting of the Company, a copy of which is attached as Schedule A hereto, be adopted as the articles of the Company.

2.

Any one director or officer of the Company be and is hereby authorized to do all things and execute all instruments necessary or desirable to give effect to this special resolution, including without limitation delivering a certified copy of this special resolution to the British Columbia Registrar of Companies.

3.

Notwithstanding that this special resolution has been duly passed by the shareholders of the Company, the directors of the Company be and are hereby authorized and empowered to revoke this resolution at any time prior to the effective date hereof, and to determine not to proceed with the alteration of the articles of the Company without further approval of the shareholders of the Company.”

Approval of the special resolution will require the affirmative votes of the holders of not less than 75% of the votes cast at the Meeting in respect thereof.  As set out in the text of the special resolution, notwithstanding its approval, the board of directors may determine not to proceed with the alteration of the articles at any time prior to its effective date.

Management of the Company recommends that shareholders vote in favour of the special resolution altering the articles of the Company, and the persons named in the enclosed form of proxy intend to vote for the approval of the resolution at the Meeting unless otherwise directed by the shareholders appointing them.

(b)

Stock Options

During the next year, the Company may grant additional stock options pursuant to its existing Incentive Stock Option Plan (the “Plan”), subject to all necessary regulatory approvals.  Under the current policy of the TSX Venture Exchange (the "Exchange"), member approval of the Plan is required on an annual basis. Exchange policy also requires that  any decrease in the exercise price of stock options held by insiders be approved by a majority of the members at the Meeting, excluding insiders and their associates (the “disinterested members”).  Therefore, the members will be asked at the Meeting to approve the Plan for another year and the disinterested members at the Meeting will be asked to authorize the directors in their discretion to amend stock options granted to insiders, subject to all necessary regulatory approvals.

For the purposes hereof, an "insider" is a director or senior officer of the Company, a director or senior officer of a company that is itself an insider or subsidiary of the Company, or a person whose control, or direct or indirect beneficial ownership, or a combination thereof, over securities of the Company extends to securities carrying more than 10% of the voting rights attached to all the Company's outstanding voting securities.

The number of shares under option from time to time and the exercise price of such options, and any amendments thereto, will be and have been determined by the Directors in accordance with the policies of the TSX Venture Exchange.

(c)

Other Matters

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the notice of Meeting.  If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

The foregoing contains no untrue statement of material fact (as defined in the Securities Act (Alberta)) and does not omit to state a  material fact that is required to be stated or that is necessary to make a statement contained herein not misleading in the light of the circumstances in which it was made.

ADDITIONAL INFORMATION

Additional information relating to the Company can be found on SEDAR at www.sedar.com.  Securityholders may obtain copies of the Company’s financial statements and Management Discussion and Analysis by contacting the Company at the Company’s head office at Suite 2000, 1055 West Hastings Street, Vancouver, B.C. V6E 2E9 during normal business hours or by mail at that address, by e-mail at oromin@mine-tech.com, by phone at 604-331-8772, by fax at 604-331-8773.

The financial information provided in the Company’s comparative financial statements and Management Discussion and Analysis is for its most recently completed financial year.

DATED this 8th day of June, 2004.

BY ORDER OF THE BOARD

“Chet Idziszek”	“James G. Stewart”

Chet Idziszek, President and Chief Executive Officer	James G. Stewart , Secretary

British Columbia Securities Commission	QUARTERLY AND YEAR END REPORT BC FORM 51-901F (previously Form 61)
INCORPORATED AS PART:	X	Schedule A
	X	Schedule B and C
ISSUER DETAILS
Name of Issuer	For The Year Ended	Date of Report YY/MM/DD
Oromin Explorations Ltd.	February 29, 2004	2004/06/21
Issuer’s Address	Issuer’s Fax No.	Issuer’s Telephone No.
2000 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9	(604) 331-8773	(604) 331-8772
Contact Person James G. Stewart	Contact’s Position Secretary	Contact’s Telephone No. (604) 331-8772
Contact Email Address Jstewart@mine-tech.com	Web Site Address www.oromin.com
CERTIFICATE

The three schedules required to complete this Report are attached and the disclosures contained herein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

Director’s Signature “Chet Idziszek”	Print Full Name Chet Idziszek	Date Signed YY/MM/DD 2004/06/21
Director’s Signature “James G. Stewart”	Print Full Name James G. Stewart	Date Signed YY/MM/DD 2004/06/21

OROMIN EXPLORATIONS LTD.

(Expressed in Canadian Dollars)

CONSOLIDATED FINANCIAL STATEMENTS

(An Exploration Stage Company)

FEBRUARY 29, 2004

Davidson & Company

Chartered Accountants

A Partnership of Incorporated Professionals

INDEPENDENT AUDITORS' REPORT

To the Shareholders of

Oromin Explorations Ltd.

We have audited the consolidated balance sheets of Oromin Explorations Ltd. as at February 29, 2004 and February 28, 2003 and the consolidated statements of operations and deficit and cash flows for the years then ended.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at February 29, 2004 and February 28, 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

The audited consolidated financial statements for the year ended February 28, 2002 were examined by another auditor who expressed an opinion without reservation on those statements in their report dated May 27, 2002.

"DAVIDSON & COMPANY"

Vancouver, Canada	Chartered Accountants
May 26, 2004

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA –

U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements.  Our report to shareholders dated May 26, 2004 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

"DAVIDSON & COMPANY"

Vancouver, Canada	Chartered Accountants
May 26, 2004

A Member of SC International

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6

Telephone (604) 687-0947  Fax (604) 687-6172

OROMIN EXPLORATIONS LTD.

(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS

(Expressed in Canadian Dollars)

		February 29, 2004	February 28, 2003
ASSETS
Current
Cash and cash equivalents		$ 515,795	$ 100,851
Receivables		7,670	7,556
Prepaid expenses and deposits (Note 13)		4,872	20,300
Total current assets		528,337	128,707

Equipment (Note 5)		5,294	7,390
Resource properties (Note 6)		2,310,978	2,146,303
Performance bond – restricted cash (Note 7)		146,071	162,094

		$ 2,990,680	$ 2,444,494
LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities (Note 13)		$ 291,002	$ 232,127

Shareholders' equity
Capital stock (Note 10)
Authorized
100,000,000	common shares without par value
Issued and outstanding
21,195,308	common shares (2003 – 18,149,854)	11,010,280	10,665,871
Share subscriptions (Note 10)		330,000	-
Contributed surplus (Note 10)		122,568	12,050
Deficit		(8,763,170)	(8,465,554)
		2,699,678	2,212,367
		$ 2,990,680	$ 2,444,494

Nature of operations and going concern (Note 1)

Commitments (Note 14)

Subsequent events (Note 19)

On behalf of the Board:
Signed “Chet Idziszek”	Director	Signed “James G. Stewart”	Director
Chet Idziszek		James G. Stewart

The accompanying notes are an integral part of these consolidated financial statements.

OROMIN EXPLORATIONS LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Expressed in Canadian Dollars)

	Year Ended February 29, 2004	Year Ended February 28, 2003	Year Ended February 28, 2002
EXPENSES
Amortization	$ 2,096	$ 2,951	$ 914
Filing and transfer agent fees	23,742	20,907	13,948
Office and rent (Note 13)	39,070	64,548	41,420
Professional and consulting fees (Note 13)	66,516	77,277	79,018
Shareholder information	6,335	6,042	7,861
Stock-based compensation (Note 11)	110,518	-	-
Travel and public relations	5,538	8,738	24,594
Wages and benefits	20,568	13,041	18,440

	(274,383)	(193,504)	(186,195)
OTHER INCOME (EXPENSE)
Interest income	4,727	13,906	84,008
Foreign exchange gain (loss)	(27,960)	(19,923)	23,123
Gain on sale of marketable securities (Note 4)	-	6,395	-
Gain on sale of resource properties (Note 6)	-	-	2,999
Write-off of resource properties (Note 6)	-	-	(3,320)

	(23,233)	378	106,810

Loss for the year	(297,616)	(193,126)	(79,385)

Deficit, beginning of year	(8,465,554)	(8,272,428)	(8,193,043)

Deficit, end of year	$ (8,763,170)	$ (8,465,554)	$ (8,272,428)

Basic and diluted loss per share	$ (0.01)	$ (0.01)	$ (0.01)

Weighted average number of shares outstanding	20,133,772	17,506,018	10,445,042

The accompanying notes are an integral part of these consolidated financial statements.

OROMIN EXPLORATIONS LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

	Year Ended February 29, 2004	Year Ended February 28, 2003	Year Ended February 28, 2002
CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$ (297,616)	$ (193,126)	$ (79,385)
Items not affecting cash:
Amortization	2,096	2,951	914
Foreign exchange loss (gain)	16,023	-	(23,123)
Stock-based compensation	110,518	-	-
Gain on sale of marketable securities	-	(6,395)	-
Gain on sale of resource properties	-	-	(2,999)
Write-off of resource properties	-	-	3,320
Changes in non-cash working capital items:
(Increase) decrease in receivables	(114)	6,207	(4,544)
Decrease in prepaid expenses and deposits	15,428	56,572	-
Increase in accounts payable and accrued liabilities	58,875	56,913	8,437
Net cash used in operating activities	(94,790)	(76,878)	(97,380)
CASH FLOWS FROM FINANCING ACTIVITIES
Capital stock issued for cash, net of issue costs	344,409	245,740	343,080
Share subscriptions	330,000	-	-
Due to Fresco Developments Ltd.	-	-	(308,240)
Related party loan	-	(2,246,580)	-
Net cash provided by (used in) financing activities	674,409	(2,000,840)	34,840
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of marketable securities	-	9,395	-
Expenditures on resource properties	(164,675)	(262,988)	(697,552)
Cash acquired on business combination	-	-	5,605
Purchase of performance bond	-	(162,094)	-
Net cash used in investing activities	(164,675)	(415,687)	(691,947)
Foreign exchange gain on foreign cash held	-	-	127,383
Change in cash and cash equivalents	414,944	(2,493,405)	(627,104)
Cash and cash equivalents, beginning of year	100,851	2,594,256	3,221,360
Cash and cash equivalents, end of year	$ 515,795	$ 100,851	$ 2,594,256

Supplemental disclosure with respect to cash flows (Note 18)

The accompanying notes are an integral part of these consolidated financial statements.

OROMIN EXPLORATIONS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FEBRUARY 29, 2004

1.

NATURE OF OPERATIONS AND GOING CONCERN

The Company was incorporated on January 25, 1980 under the Company Act of British Columbia.  On February 25, 2002, the Company amalgamated with Fresco Developments Ltd. (“Fresco”).  The amalgamated Company continued as Oromin Explorations Ltd. (“Oromin” or the “Company”) (Note 3).

The Company is in the business of exploring its resource properties.  The Company’s current oil and gas exploration activities are in the pre-production stage.  Consequently, the Company considers itself to be an exploration stage Company.  The recoverability of the Company’s investments in oil and gas properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the exploration and future profitable commercial production or proceeds from the disposition thereof.

As at February 29, 2004, the Company has working capital of $237,335 (February 28, 2003 – deficiency of $103,420).  The Company’s ability to fulfill its obligations is dependent on its ability to secure additional financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future.  Accordingly, there is substantial doubt about the ability of the Company to continue as a going concern.  Management is actively pursuing additional funds by way of private placement to meet its level of general and administrative expenditures and expenditures on the exploration of its oil and gas properties.  In addition, management is pursuing joint venture partners to jointly explore the Company’s oil and gas properties in Argentina.

These consolidated financial statements have been prepared on a going concern basis, which assumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. These consolidated financial statements do not include any adjustments that would be necessary should the Company be unable to continue as a going concern.

2.

SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.  The significant accounting policies adopted by the Company are as follows:

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Exploraciones Oromin, S.A., which is incorporated under the laws of Argentina, and Irie Isle Limited and Cynthia Holdings Limited, both of which are incorporated under the laws of the British Virgin Islands.

All significant intercompany balances and transactions have been eliminated upon consolidation.

Use of estimates

The preparation of consolidated financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting periods. Actual results may differ from these estimates.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, deposits in banks and highly liquid investments with an original maturity of 90 days or less.  To limit its credit risk exposure in excess of federally insured amounts, the Company places its deposits with financial institutions with high credit standing.

Marketable securities

Investments in marketable securities are valued at the lower of cost and quoted market value on an individual investment basis.

Equipment

Equipment is recorded at cost less accumulated amortization.  Amortization has been calculated annually at the following rates:

Office furniture	20% declining balance
Computer equipment	30% declining balance

Resource properties

Oil and gas properties

The Company follows the full cost method of accounting for oil and gas properties in accordance with the accounting guidelines published by the Canadian Institute of Chartered Accountants.  All costs of exploration and development of oil and gas properties are capitalized and accumulated in cost centres.  Such costs include lease acquisition costs, geological and geophysical expenses, lease rentals on undeveloped properties, costs of drilling both productive and non-productive wells and technical consulting costs directly related to exploration and development activities and capitalized financing costs.

When the value of the property is considered to be impaired, the amount of the impairment is added to depletion expense.  The Company applies an annual ceiling test to ensure that its oil and gas properties with proven reserves are carried at the lower of capitalized cost and net recoverable value.  Capitalized cost is the net book value of oil and gas properties less the accumulated future site restoration provision and future income taxes.  Net recoverable value is the amount of estimated future net revenue from production of proven reserves at year-end prices and costs, plus the cost of unproved properties (net of impairments), less estimated costs for future administrative overhead, financing, site restoration and income taxes.  Undeveloped properties are excluded from the depletion calculation until the quantities of proved reserves can be determined.

Mineral properties

The Company accounts for its mineral properties whereby all direct costs, net of pre-production revenue, related to the acquisition and exploration of these properties are capitalized.  All sales and option proceeds received are first credited against the costs of the related property, with any excess credited to earnings.  The net costs related to abandoned properties are charged to earnings.

The Company regularly reviews the carrying values of its mineral properties for impairment by reference to the project economics including the timing of the exploration work, the work programs and the exploration results experienced by the Company and others.

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments.  Under this method, the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments.  It assumes that the proceeds would be used to purchase common shares at the average market price during the period.  For the years presented, this calculation proved to be anti-dilutive.  At February 29, 2004 and February 28, 2003 and 2002, the total number of potentially dilutive shares excluded from loss per share was 5,664,203, 3,775,749 and 9,402,499, respectively.

Basic loss per share is calculated using the weighted-average number of common shares outstanding during the year.

Income taxes

Future income taxes are recorded using the asset and liability method whereby future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs.  To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Stock-based compensation

Effective March 1, 2002, the Company adopted CICA Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payments”, which recommends the fair value-based methodology for measuring compensation costs.  The new section also permits, and the Company adopted for the year ended February 28, 2003, the use of the intrinsic value-based method, which recognizes compensation cost for awards to employees and directors when the market price exceeds the exercise price at the grant date, but requires pro-forma disclosure of loss and loss per share as if the fair value method had been adopted.  The granting of stock options to non-employees and direct awards of stock to employees and non-employees is accounted for using the fair value method of accounting.

Effective for the year ended February 29, 2004, the Company adopted prospectively the new recommendations of the CICA with respect to stock-based compensation.  Under the new recommendations, the Company recognizes compensation costs for the granting of all stock options and direct awards of stock.

Foreign currency translation

The Company's subsidiaries are considered integrated operations and are translated into Canadian dollars using the temporal method.  Under this method, monetary items are translated at the exchange rate in effect at the balance sheet date, non-monetary items are translated at historical rates, and revenue and expense items are translated at exchange rates prevailing when such items are recognized in the statement of operations.  Exchange gains or losses arising on translation of foreign currency items are included in operating results.

Foreign currency denominated monetary items are translated at year-end exchange rates. Exchange gains and losses arising on translation are included in operating results.

Comparative figures

Certain comparative figures have been reclassified to conform to the current year’s presentation.

3.

BUSINESS COMBINATION

On February 25, 2002, the Company and Fresco amalgamated to form Oromin Explorations Ltd. (the amalgamated company). Fresco was a related party by directors in common. Under the terms of the amalgamation, shareholders of Oromin received one share in the amalgamated company for each share held and shareholders of Fresco received one share in the amalgamated company for every two shares held. In addition, outstanding options and warrants in Oromin and Fresco were converted at the same ratio, resulting in 391,749 options and 1,326,750 warrants being issued by the amalgamated company to Fresco shareholders.

The business combination was accounted for as a purchase transaction, with the Company being identified as the acquirer and Fresco identified as the acquired. The fair value of the consideration was allocated to the fair value of net assets acquired as follows:

Fair value of net assets acquired
Cash	$ 5,605
Current assets other than cash	43,512
Equipment	7,579
Resource properties	235,401
Elimination of accounts payable to Fresco	292,604

584,701
Less: current liabilities	(56,877)

$ 527,824

Consideration
Issuance of 3,967,491 common shares	$ 515,774
Issuance of options exercisable into 391,749 common shares	8,276
Issuance of warrants exercisable into 1,326,750 common shares	3,774

$ 527,824

The Company incurred transaction costs of $83,448 relating to this business combination which were capitalized in resource properties.

4.

MARKETABLE SECURITIES

During the year ended February 28, 2003, marketable securities with a cost of $3,000 were sold resulting in a gain on sale of $6,395.

5.

EQUIPMENT

	February 29, 2004			February 28, 2003
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

Office furniture	$ 6,301	$ 5,332	$ 969	$ 6,301	$ 5,090	$ 1,211
Computer equipment	10,938	6,613	4,325	10,938	4,759	6,179

	$ 17,239	$ 11,945	$ 5,294	$ 17,239	$ 9,849	$ 7,390

6.

RESOURCE PROPERTIES

	February 29, 2004	February 28, 2003

Oil and gas properties
Argentina	$ 2,310,978	$ 2,146,303

Balance, February 28, 2002	$ 1,883,315

Camp/financing costs	1,575
Contractors and geological staff	158,237
Geophysics	15,176
Land and legal	65,488
Travel and accommodation	22,512

Balance, February 28, 2003	2,146,303

Contractors and geological staff	152,299
Land and legal	12,376

Balance, February 29, 2004	$ 2,310,978

The Company’s oil and gas assets are considered unproved and as such no depletion has been recognized.

a)

Argentina

On September 29, 2000, the Company submitted a bid to the Secretariat of Energy of the Republic of Argentina to acquire certain oil and gas rights in the Cuyana Basin of central Argentina.  In March 2001, the Secretariat of Energy of the Republic of Argentina approved the Company’s bid to acquire a 100% interest in the oil and gas exploration rights in the Province of Mendoza in central Argentina (the “Santa Rosa property”).  These exploration rights are for a period of six years and will be converted into exploitation rights for a period of 25 years if commercial quantities of hydrocarbons are discovered.  Upon the successful bid, the Company agreed to incur US$600,000 of exploration expenditures by March 20, 2003 (incurred) as a performance guarantee on the property.  The Company has yet to receive formal title to the Santa Rosa property and exploration rights.

In April 2003, Cynthia Holdings Limited (“Cynthia”), a wholly-owned subsidiary of the Company, entered into an agreement with The Havana Group, Inc. (“Havana”) whereby Cynthia agreed to sell to Havana an effective 50% interest in the Santa Rosa property owned by Exploraciones Oromin, S.A. (“Oromin, S.A.”) in exchange for US$1,500,000. This agreement amends previous letter agreements.

The agreement is structured such that Oromin, S.A. will be a wholly-owned subsidiary of Cynthia.  Currently, Oromin, S.A. is owned directly by Oromin Explorations Ltd. and not by Cynthia although management intends to make Oromin, S.A. a wholly-owned subsidiary of Cynthia.

In exchange for selling the effective 50% interest, Cynthia will issue to Havana 1,000 common shares, representing 50% of the outstanding voting common shares, for US$1,500,000. Havana will be issued one common share for every US$1,500 paid. The agreement provides that the purchase price will be fixed to equivalent Canadian dollars as at July 31, 2002 of approximately $2,376,450. In addition, Havana will also issue to Irie Isle Limited (“Irie”) 1,000,000 unregistered common shares. Irie is the parent company of Cynthia.

Havana and Irie have agreed that the operations of Oromin, S.A. will be borne equally by each party pursuant to monthly cash calls which will be structured as subscriptions for additional common shares of Cynthia. Havana and Irie have also agreed that Irie will be the operator of Oromin, S.A. and have the casting vote on all operating decisions.

A director of the Company became a director of Havana in August 2002.

Subsequent to February 29, 2004, Cynthia received US$600,000 towards this agreement.

b)

Oklahoma

On May 3, 2000, and amended on May 25, 2001, the Company entered into an agreement with Canok International Inc. (“Canok”) to acquire an interest in three oil and gas leases in Creek County, Oklahoma.  During the year ended February 28, 2002, the Company terminated its agreement with Canok, which reimbursed the Company for direct expenditures of US$35,896 (Cdn$55,095). The remaining deferred costs of Cdn$3,320 were written off to operations.

c)

Voisey’s Bay, Labrador

The Company held a 50% joint venture interest in certain mineral property claims located in the Voisey’s Bay area of Labrador.  In prior years, this property had been written down to a nominal carrying value of $1.  During the year ended February 28, 2002, the Company sold its interest in these mineral claims.  As consideration, the Company received 25,000 common shares of Donner Minerals Ltd. at a value of $3,000 resulting in a gain on sale of $2,999.

7.

PERFORMANCE BOND – RESTRICTED CASH

The Company has a bond held at a bank in Argentina with a face value of US$109,000 maturing on August 3, 2012.  The bond bears interest at the six month LIBOR rate which is payable semi-annually.  The bond was required to secure the Santa Rosa property bid in Argentina (Note 6).

8.

DUE TO FRESCO

During the year ended February 28, 2001, Fresco provided US$200,000 to Oromin in order to comply with certain deposit requirements of the Argentinean government. This amount was fully repaid during the year ended February 28, 2002.

9.

RELATED PARTY LOAN

On November 3, 2000, the President of the Company arranged a personal demand loan in the amount of US$1,400,000 with a Canadian bank.  This amount was then loaned in full to the Company under a loan agreement dated December 4, 2000, with the Company assuming the full terms of the personal loan.

The loan bore interest at the U.S. bank rate plus 0.125% per annum payable monthly.  This loan was repaid in full during the year ended February 28, 2003.

As consideration for this loan, the Company issued a bonus to the President of 2,100,000 common shares valued at $299,200 during the year ended February 28, 2002.  The Company considered the related expense a finance cost of the Argentinean oil and gas project, and accordingly, this finance cost was capitalized in resource properties.

10.

CAPITAL STOCK AND CONTRIBUTED SURPLUS

		Number of Shares	Amount	Contributed Surplus

Authorized
100,000,000	common shares without par value

Issued
Balance as at February 28, 2001		8,127,863	$ 9,262,077	$ -
For related party loan (a)		2,100,000	299,200	-
For cash on exercise of warrants		1,454,500	343,080	-
For business combination (Note 3)		3,967,491	515,774	-
Options and warrants issued for
business combination (Note 3)		-	-	12,050

Balance as at February 28, 2002		15,649,854	10,420,131	12,050
For cash pursuant to private placement (b)		2,500,000	245,740	-

Balance as at February 28, 2003		18,149,854	10,665,871	12,050
For cash pursuant to private placement (c)		2,045,454	224,409	-
For cash on exercise of warrants		1,000,000	120,000	-
Stock-based compensation		-	-	110,518

Balance as at February 29, 2004		21,195,308	$ 11,010,280	$ 122,568

a)

During the year ended February 28, 2002, the Company issued 2,100,000 common shares at a value of $299,200 in consideration for the related party loan provided to the Company (Note 9).

b)

In June 2002, the Company closed a non-brokered private placement consisting of 2,500,000 units at a price of $0.10 per unit for proceeds of $245,740 (net of issue costs of $4,260).  Each unit consists of one common share and one non-transferable share purchase warrant entitling the holder to purchase one additional common share of the Company at a price of $0.10 per share until June 3, 2003 and, thereafter, at a price of $0.12 per share until June 3, 2004.

c)

In April 2003, the Company closed a non-brokered private placement of 2,045,454 units at a price of $0.11 per unit for proceeds of $224,409 (net of issue costs of $591).  Each unit consists of one common share and one non-transferable share purchase warrant entitling the holder to purchase one additional common share of the Company at a price of $0.18 per share until April 1, 2005.

Escrow shares

Pursuant to escrow agreements between the Company, certain escrow shareholders and the escrow agent, a total of 74,998 common shares of the Company are held in escrow as at February 29, 2004. The escrow agreements provide for the release of the escrow shares in connection with milestone expenditures on exploration and development of the Company’s resource properties.

Share subscriptions

As at February 29, 2004, the Company had received share subscription proceeds of $330,000 towards a private placement that closed in March 2004 (Note 19).

11.

STOCK OPTIONS

The Company adopted a Stock Option Plan during the current year whereby up to 2,019,530 common shares have been reserved for issuance under the plan, provided that, together with common shares reserved for issuance under other outstanding stock options, they do not exceed 10% of the common shares outstanding.   Under the plan, the exercise price of each option granted must not be less than the market price of the Company’s shares.  Options granted under the plan will vest immediately and are exercisable over five years.

Stock option transactions are summarized as follows:

	February 29, 2004		February 28, 2003		February 28, 2002
	Number of Shares	Weighted Average Exercise Price	Number Of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price

Balance, beginning of year	1,275,749	$ 0.23	1,375,749	$ 0.23	775,600	$ 0.20
Granted	959,000	0.25	-	-	270,000	0.20
Expired	-	-	(100,000)	0.23	(6,600)	0.20
Cancelled	(116,000)	0.21	-	-	(55,000)	0.20
Issued to Fresco shareholders (Note 3)	-		-	-	391,749	0.29

Balance, end of year	2,118,749	$ 0.24	1,275,749	$ 0.23	1,375,749	$ 0.23

The weighted average fair value of stock options granted during the current year was $0.12 per option.

During the current year, the Company adopted, on a prospective basis, the fair value based method of accounting for all stock-based compensation (Note 2).  The total fair value of stock options granted during the current year was $110,518, which has been recorded in the results of operations.

The following weighted average assumptions were used for the Black-Scholes valuation of options granted during the current year.

Risk-free interest rate	3.5%
Expected life	5 years
Annualized volatility	112%
Dividend rate	0%

As at February 29, 2004, the following stock options were outstanding and exercisable:

Exercise Price	Number of Shares	Expiry Date

$ 0.20	145,000	June 1, 2004	(expired unexercised)
0.20	433,000	September 28, 2005
0.20	245,000	July 4, 2006
0.24	145,000	May 12, 2005
0.34	191,749	February 8, 2006
0.16	50,000	December 1, 2008
0.25	909,000	January 22, 2009

	2,118,749

12.

WARRANTS

Share purchase warrant transactions are summarized as follows:

	February 29, 2004		February 28, 2003		February 28, 2002
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price

Balance, beginning of year	2,500,000	$ 0.10	8,026,750	$ 0.23	8,900,000	$ 0.21
Issued	2,045,454	0.18	2,500,000	0.10	-	-
Exercised	(1,000,000)	0.12	-	-	(1,604,500)	0.23
Expired	-	-	(8,026,750)	0.23	(595,500)	0.24
Issued to Fresco shareholders (Note 3)	-	-	-	-	1,326,750	0.26

Balance, end of year	3,545,454	$ 0.15	2,500,000	$ 0.10	8,026,750	$ 0.23

As at February 29, 2004, the following share purchase warrants were outstanding and exercisable:

Number of Shares	Exercise Price	Expiry Date

1,500,000	$ 0.12	June 3, 2004 (expired unexercised)
2,045,454	0.18	April 1, 2005

3,545,454

13.

RELATED PARTY TRANSACTIONS

The Company incurred costs with companies related by directors in common as follows:

	February 29, 2004	February 28, 2003	February 28, 2002

Office and rent	$ 15,429	$ 61,824	$ -
Professional and consulting fees	50,179	86,701	104,858

Professional and consulting fees have either been expensed to operations or capitalized to resource properties, based on the nature of the expenditure.

Additional related party transactions are disclosed in Notes 3, 6a), 8 and 9.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Included in prepaid expenses and deposits is $Nil (2003 - $20,300) provided to a company with common directors towards a rent advance.

Included in accounts payable and accrued liabilities at February 29, 2004 is $151,823 (February 28, 2003 - $104,264) due to companies with common directors.

14.

COMMITMENTS

The Company is currently committed to pay rent for its office space as follows:

2005	$ 30,770
2006	31,520
2007	31,770
2008	31,770
2009	7,943

15.

FINANCIAL INSTRUMENTS

a)

Fair value

The Company's financial instruments consist of cash and cash equivalents, receivables, performance bond and accounts payable and accrued liabilities.  Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.  The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

b)

Financial risk

Financial risk is the risk arising from fluctuations in interest rates and changes in foreign currency exchange rates. The Company does not use any derivative instruments to reduce its exposure to fluctuations in interest rates and foreign currency exchange rates.

16.

INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	February 29, 2004	February 28, 2003	February 28, 2002

Statutory tax rate	37.6%	39.6%	44.6%

Loss for the year	$ (297,616)	$ (193,126)	$ (79,385)

Expected income tax recovery	$ 111,963	$ 76,516	$ 35,422
Permanent and other differences	(43,482)	47,458	-
Differences in foreign tax rates	(2,101)	(5,644)	18,999
Losses for which no tax benefit has been recognized	(66,380)	(118,330)	(54,421)

	$ -	$ -	$ -

The significant components of the Company’s future income tax assets are as follows:

	February 29, 2004	February 28, 2003

Future income tax assets
Resource properties and equipment	$ 1,776,338	$ 1,876,670
Non-capital loss carry-forwards	407,410	360,245
Share issue costs	48,731	80,096

	2,232,479	2,317,011
Less: valuation allowance
	(2,232,479)	(2,317,011)

	$ -	$ -

The Company has non-capital losses of approximately $1,143,000 available for deduction against future years’ taxable income in Canada.  These losses, if unutilized, will expire beginning in 2007.  The future tax benefits which may arise as a result of these non-capital losses, resource expenditures and other future tax assets have not been recognized in these consolidated financial statements and have been offset by a valuation allowance.

17.

SEGMENT INFORMATION

The Company has one operating segment,  being the exploration of oil and gas properties. The Company’s equipment and resource properties are located in the following geographic areas:

	February 29, 2004	February 28, 2003

Argentina	$ 2,310,978	$ 2,146,303
Canada	5,294	7,390

	$ 2,316,272	$ 2,153,693

18.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	February 29, 2004	February 28, 2003	February 28, 2002

Interest received	$ 4,727	$ 4,173	$ 84,008
Interest paid	-	11,169	156,819
Income taxes paid	-	-	-

Non-cash investing and financing activities
Issuance of shares for related party loan	-	-	299,200
Issuance of shares pursuant to business combination	-	-	515,774
Issuance of options pursuant to business combination	-	-	8,276
Issuance of warrants pursuant to business combination	-	-	3,774
Elimination of accounts payable on business combination	-	-	292,604
Marketable securities received as consideration for
mineral properties	-	-	3,000

19.

SUBSEQUENT EVENTS

In March 2004, the Company closed a non-brokered private placement consisting of 3,000,000 units issued at a price of $0.15 per unit for proceeds of $450,000.  Each unit consists of one common share and one-half of one non-transferable share purchase warrant.  Each whole warrant entitles the holder to purchase one additional common share at a price of $0.25 per share until March 1, 2006.  As at February 29, 2004, the Company had received subscription proceeds of $330,000 towards this private placement.

In March 2004, the Company also granted 300,000 stock options exercisable into common shares at a price of $0.25 per share until March 3, 2009.

In May 2004, a subsidiary of the Company received US$600,000 towards an agreement with Havana (Note 6 (a)).

20.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”).  Material variations in the accounting principles, practices and methods used in preparing these financial statements from principles, practices and methods accepted in the United States (“U.S. GAAP”) are described and quantified below.

	February 29, 2004	February 28, 2003

Balance Sheets

Total assets under Canadian and U.S. GAAP	$ 2,990,680	$ 2,444,494

Total liabilities under Canadian and U.S. GAAP	$ 291,002	$ 232,127

Shareholders’ equity under Canadian GAAP	$ 2,699,678	$ 2,212,367
Compensation expense (c)	(60,938)	(57,938)

	2,638,740	2,154,429
Paid-in capital (c)	60,938	57,938

Shareholders’ equity under U.S. GAAP	$ 2,699,678	$ 2,212,367

	February 29, 2004	February 28, 2003	February 28, 2002

Statements of Operations and Deficit

Loss under Canadian GAAP	$ (297,616)	$ (193,126)	$ (79,385)
Resource properties previously expensed under U.S. GAAP		-	1
Compensation expense (c)	(3,000)	(2,250)	4,312

Loss under U.S. GAAP	$ (300,616)	$ (195,376)	$ (75,072)

Basic and diluted loss per share under U.S. GAAP	$ (0.01)	$ (0.01)	$ (0.01)

There were no material differences between Canadian and U.S. GAAP in the statements of cash flows.

a)

Resource properties

Oil and gas properties

The Company follows the full cost method of accounting for oil and gas properties, and accordingly, there are no significant measurement differences with U.S. GAAP.

Mineral properties

Mineral property costs and related exploration expenditures are accounted for in accordance with Canadian GAAP as disclosed in Note 2. For U.S. GAAP purposes, the Company expenses as incurred the acquisition and exploration costs relating to unproven mineral properties. When proven and probable reserves are determined for a property and a feasibility study prepared, then subsequent exploration and development costs of the property would be capitalized. The capitalized costs of such properties would then be measured periodically for recoverability of carrying values.

b)

Stock-based compensation

Under U.S. GAAP, Statement of Financial Accounting Standards No. 123, “Accounting for Stock-based Compensation (“SFAS 123”) requires companies to establish a fair market value based method of accounting for stock-based compensation plans.  The Company has elected for the year ended February 29, 2004 to account for stock-based compensation using SFAS 123.  Accordingly, compensation cost for stock options is measured at the fair value of options granted.

For the years ended February 29, 2003 and 2002, the Company elected to account for stock-based compensation using Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees”.  Accordingly, compensation cost for stock options was measured as the excess, if any, of the quoted market price of the Company’s stock at the date of grant over the option price.  Since stock options are granted at exercise prices that are at or above the quoted market value of the Company’s common shares at the date of grant, there was no compensation cost to be recognized by the Company.

Under Canadian GAAP, the reporting of stock-based compensation expense in the Company’s consolidated financial statements was not required for the year ended February 28, 2002.  New accounting and disclosure standards were introduced under Canadian GAAP beginning with the fiscal year ended February 28, 2003.  Accordingly, there is no difference between Canadian and U.S. GAAP on the accounting for stock-based compensation for the years ended February 28, 2004 and 2003.  For the year ended February 28, 2002, since no stock options were granted, there was no difference.

c)

Compensation expense for escrow shares

Under U.S. GAAP, shares issued pursuant to an escrow agreement may be considered to be compensatory in nature under certain circumstances. Compensation is provided for in accordance with Financial Accounting Standards Board (“FASB”) Interpretation 28, “Accounting for Stock Appreciation Rights and Other Variable Stock Option or Awards Plans”, whereby the Company records compensation expense for the amount of equity instruments granted to officers and employees. The compensation expense is adjusted in subsequent periods for changes in the quoted market value of the Company’s shares. If an equity award is forfeited, the Company adjusts compensation expense recorded in the previous periods in the period of forfeiture. Under Canadian GAAP, such escrow shares are not considered compensatory and no provision is required.

d)

Recent accounting pronouncements

In January 2003, FASB issued Financial Interpretation No. 46 "Consolidation of Variable Interest Entities" ("FIN 46") (revised in December 17, 2003).  The objective of FIN 46 is to improve financial reporting by companies involved with variable interest entities.  A variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities.  FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both.  FIN 46 also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest.  The consolidation requirements of FIN 46 apply immediately to variable interest entities created after December 15, 2003.  The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after March 15, 2004.

In April 2003, FASB issued Statements of Financial Accounting Standards No. 149 “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (“SFAS 149”).  SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under FASB Statement No. 133 “Accounting for Derivative Instruments and Hedging Activities”.  SFAS 149 is generally effective for contracts entered into or modified after June 30, 2003.

In May 2003, FASB issued Statements of Financial Accounting Standards No. 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“SFAS 150”).  SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity.  SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003.

The adoption of these new pronouncements is not expected to have a material effect on the Company’s consolidated financial position or results of operations.

Canadian Standards

In 2002, the CICA issued Handbook Section 3063, “Impairment of Long-Lived Assets”, which is effective for fiscal years commencing September 1, 2003.  Under this section, an impairment loss is measured as the difference between the carrying value of an asset and its fair value.  The Company does not expect the adoption of this section to have significant impact on its consolidated financial statements.

In June 2003, the CICA revised Accounting Guideline 13, “Hedging Relationships”, which is effective for fiscal years beginning on and after July 1, 2003.  The guideline addresses the identification, designation, documentation and effectiveness of hedging relationships, for the purpose of applying hedge accounting.  The guideline establishes certain conditions for applying hedge accounting and also deals with the discontinuance of hedge accounting.  The Company does not expect the adoption of this guideline to have a significant impact on its consolidated financial statements.

In June 2003, the CICA issued Accounting Guideline 15, “Consolidation of Variable Interest Entities”, which will be effective for annual and interim periods beginning on or after November 1, 2004.  This guideline addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership of voting interests.  Management is assessing the impact, if any, of the adoption of this guideline on the Company’s consolidated financial statements.

OROMIN EXPLORATIONS LTD.

SCHEDULE B

SUPPLEMENTARY INFORMATION

Oromin Explorations Ltd.

As at February 29, 2004

 (Unaudited, prepared by Management)

SUPPLEMENTARY INFORMATION

1.

(a) Breakdown of Deferred Costs:

      See Note 6 incorporated into Schedule A – Notes to Consolidated Financial Statements

(b) Breakdown of Professional and Consulting Fees:

Audit & accounting	$ 36,950
Legal – General & Corporate	23,140
Legal – BVI subsidiaries	6,426
$ 66,516

(c) Breakdown of Office and Rent:

Bank charges	$ 237
Office	668
Rent	38,455
Subscriptions & Dues	(290)
$ 39,070

(d) Breakdown of Travel and Public Relations:

Expenses	$ 568
Internet	2,000
Travel	2,970
$ 5,538

2.

Expenditures made to non-arm's length parties:

See Note 13 incorporated into Schedule A – Notes to Consolidated Financial Statements.

3   (a)

Securities issued during the period:

See Note 10 incorporated into Schedule A – Notes to Consolidated Financial Statements.

(b)

Options granted during the period:

Date Granted	Number	Type	Name	Exercise Price	Expiry Date

1-Dec-03	50,000	Consultant	Douglas Brown	$0.16	1-Dec-08
22-Jan-04	50,000	Consultant	David Scott	$0.25	22-Jan-09
22-Jan-04	100,000	Director	James G. Stewart	$0.25	22-Jan-09
22-Jan-04	50,000	Consultant	David Mallo	$0.25	22-Jan-09
22-Jan-04	25,000	Employee	Naomi Corrigan	$0.25	22-Jan-09
22-Jan-04	62,000	Director	Douglas Turnbull	$0.25	22-Jan-09
22-Jan-04	21,000	Employee	Roswitha Davidson	$0.25	22-Jan-09
22-Jan-04	21,000	Employee	Elizabeth Anderson	$0.25	22-Jan-09
22-Jan-04	15,000	Employee	Elvie Valenzuela	$0.25	22-Jan-09
22-Jan-04	175,000	Director	Chet Idziszek	$0.25	22-Jan-09
22-Jan-04	200,000	Director	Nell Dragovan	$0.25	22-Jan-09
22-Jan-04	25,000	Consultant	Max Fugman	$0.25	22-Jan-09
22-Jan-04	75,000	Director	Norman Haimila	$0.25	22-Jan-09
22-Jan-04	15,000	Employee	Sandra Hjerpe	$0.25	22-Jan-09
22-Jan-04	75,000	Director	Derek Bartlett	$0.25	22-Jan-09

4.

      (a)  Authorized and issued share capital at February 29, 2004:

Class	Par Value	Authorized	Issued Number	Issued Amount
Common	N.P.V.	100,000,000	21,195,308	$11,010,280

(b) Summary of options and warrants outstanding at February 29, 2004:

Security	Number or Amount	Exercise or Convertible Price	Expiry Date
Options	145,000	$0.20	June 1, 2004
Options	145,000	$0.24	May 12, 2005
Options	433,000	$0.20	September 28, 2005
Options	191,749	$0.34	February 8, 2006
Options	245,000	$0.20	July 4, 2006
Options	50,000	$0.16	December 1, 2008
Options	909,000	$0.25	January 22, 2009
Warrants	1,500,000	$0.12	June 3, 2004
Warrants	2,045,454	$0.18	April 1, 2005

(b)

Shares in escrow or subject of pooling restrictions as at February 29, 2004:

Number of Shares

Escrow	74,998

5.

List of Directors and Officers as at June 21, 2004:

Name	Position
Derek Bartlett	Director
Nell Dragovan	Director
Norman Haimila	Director
Chet Idziszek	Director and President
Robert Sibthorpe	Director
James G. Stewart	Director and Secretary
Douglas Turnbull	Director

OROMIN EXPLORATIONS LTD.

SCHEDULE C

MANAGEMENT DISCUSSIONS

OROMIN EXPLORATIONS LTD.

(the “Company”)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of the financial position of Oromin Explorations Ltd. (the “Company”) and the results of its operations and cash flows for the three years ended February 29, 2004, February 28, 2003 and 2002 should be read in conjunction with the consolidated financial statements of the Company and related notes included therein.  The Company's consolidated financial statements are in Canadian dollars and are prepared in accordance with Canadian GAAP.  The principal differences from U.S. GAAP that affect the financial statements of the Company are described in Note 20 of the consolidated financial statements of the Company.

The Company is in the business of exploring its resource properties, with the primary aim of developing them to a stage where they can be exploited at a profit.  The Company does not currently have any producing properties and its current operations on the Santa Rosa property is an exploratory search for hydrocarbons.  During the fiscal year ended February 29, 2004, the Company was primarily engaged in the exploration of its Santa Rosa property in Argentina.  As a result, the Company's future activities may be affected in varying degrees by Argentina's political stability and government regulation, all of which are beyond the control of the Company.

As at February 29, 2004, the Company had incurred acquisition and exploration costs of $2,310,978 with respect to its Santa Rosa Property in Argentina.  The major components of this amount are as follows: acquisition costs of $408,674 or 18% of the total; camp/financing costs of $532,531 or 23% of the total; contractor and geological staff costs of $560,694 or 24% of the total; geophysical costs of $307,788 or 13% of the total and land and legal costs of $422,698 or 18% of the total.

Following the fiscal year ended February 28, 2002, the Company reduced its level of exploration on the Santa Rosa Property while waiting for the sale proceeds from the agreement between Cynthia Holdings Ltd. (“Cynthia”), a wholly-owned subsidiary of the Company, and The Havana Group Inc. (“Havana”) to sell an effective 50% interest in the Santa Rosa Property to Havana.  Cynthia received US$600,000 subsequent to the fiscal year ended February 29, 2004 and the balance remains owing.  Following the completion of Havana’s 50% interest in the Santa Rosa Property, Cynthia and Havana will jointly undertake the next phase of the exploration program, at an estimated cost of US$1,350,000, which will consist of interpretation of seismic data, completion of environmental studies, drilling three exploration wells and, contingent upon success, completing one production well.  All required funding for the upcoming phase of exploration and all future exploration and development of the Santa Rosa Property, will be borne equally by each party.

The Company follows the full cost method of accounting for oil and gas properties in accordance with the accounting guidelines published by the Canadian Institute of Chartered Accountants.  All costs of exploration and development of oil and gas properties are capitalized and accumulated in cost centers.  General and administrative costs are expensed in the period in which they are incurred.  The Company follows the fair value method for measuring all stock- based compensation costs.

Fiscal Year Ended February 29, 2004 Compared to Fiscal Year Ended February 28, 2003

During the fiscal year ended February 29, 2004 the Company recorded interest income of $4,727 and a foreign exchange loss of $27,960.  During the fiscal year ended February 28, 2003 the Company recorded interest income of $13,906, a foreign exchange loss of $19,923 and a gain on sale of marketable securities of $6,395.

Expenses for the fiscal year ended February 29, 2004 were $274,383, up from $193,504 for the fiscal year ended February 28, 2003 primarily due to a stock based compensation expense of $110,518 as a result of the Company having adopted the fair value method of accounting for all stock options granted. In addition, filing fees increased by $2,835 due to increased electronic filing costs and a general increase in filing fees; office and rent costs decreased by $25,478 due to a reduction in the size of the Company’s office premises; professional fees decreased by $10,761 as a result of decreased business activity; wages increased by $7,527 as a result of as a result of staff salary increases and increased employee benefit costs.

The net loss for the fiscal year ended February 29, 2004 was $297,616 or $0.01 per share as compared with a net loss for the fiscal year ended February 28, 2003 of $193,126 or $0.01 per share.  The Company also expects to incur a net operating loss for the fiscal year ending February 28, 2005.

Fiscal Year Ended February 28, 2003 Compared to Fiscal Year Ended February 28, 2002

During the fiscal year ended February 28, 2003 the Company recorded interest income of $13,906, a foreign exchange loss of $19,923 and a gain on sale of marketable securities of $6,395.  During the fiscal year ended February 28, 2002, the Company recorded interest income of $84,008, a foreign exchange gain of $23,123, a gain on the sale of resource properties of $2,999 and a write-off of resource properties of $3,320.

Expenses for the fiscal year ended February 28, 2003 were $193,504, up slightly from $186,195 for the fiscal year ended February 28, 2002.  Travel and public relations costs and wages fell to $8,738 and $13,041, respectively, in the fiscal year ended February 28, 2003 from $24,594 and $18,440, respectively, in the fiscal year ended February 28, 2002 largely as a result of reduced exploration activity.  These savings were offset by office and rent costs of $64,548 during the fiscal year ended February 28, 2003, up from office and rent costs of $41,420 during the fiscal year ended February 28, 2002 as a result of revised cost-sharing arrangements with the other companies with which it shares office space.

The net loss for the fiscal year ended February 28, 2003 was $193,126 or $0.01 per share as compared with a net loss for the fiscal year ended February 28, 2002 of $79,385 or $0.01 per share.

Fiscal Year Ended February 28, 2002 Compared to Fiscal Year Ended February 28, 2001

During the fiscal year ended February 28, 2002, the Company recorded interest income of $84,008, a foreign exchange gain of $23,123, a gain on the sale of resource properties of $2,999 and a write-off of resource properties of $3,320.  During the fiscal year ended February 28, 2001, the Company recorded interest income of $15,502 and a foreign exchange gain of $21,764.

Expenses for the fiscal year ended February 28, 2002 were $186,195, up slightly from $186,589 for the fiscal year ended February 28, 2001.  Filing fees for the fiscal year ended February 28, 2002 fell to $13,948 from $20,348 for the fiscal year ended February 28, 2001 as a result of fees associated with a short form offering.  Professional and consulting fees for the fiscal year ended February 28, 2002 fell to $79,018 from $92,467 for the fiscal year ended February 28, 2001 as a result of decreased exploration activity with respect to the Company’s Santa Rosa Property. Travel and public relations costs rose to $24,594 in the fiscal year ended February 28, 2002 from $6,023 in the fiscal year ended February 28, 2001 largely as a result of the engagement of investor relations consultants and web site design costs.

The net loss for the fiscal year ended February 28, 2002 was $79,385 or $0.01 per share as compared with a net loss for the fiscal year ended February 28, 2001 of $149,323 or $0.02 per share.

Liquidity and Capital Resources

In management's view, given the nature of the Company's activities, which consist of the acquisition and exploration of resource properties, the most meaningful and material financial information concerning the Company relates to its current liquidity and capital resources.  The Company does not currently own or have an interest in any producing resource properties and has not derived any revenues from the sale of resource products in the last three financial years.  The Company's sole property, the Santa Rosa Property, is located in Argentina, and as a result the Company's operations on the property may be subject to additional risks.

The Company's exploration activities have been funded through sales of common shares, and the Company expects that it will continue to be able to utilize this source of financing until it develops cash flow from its operations.  There can be no assurance, however, that the Company will be able to obtain required financing in the future on acceptable terms, or at all.  In the near term, the Company plans to continue its exploration activities on its currently held property.  Based on its existing working capital, the Company requires additional financing for its currently held properties during the upcoming fiscal year.  If such funds are not available or cannot be obtained or are insufficient to cover the costs of the Company's exploration activities, the Company will be forced to curtail its exploration activities to a level for which funding is available or can be obtained.  Accordingly, there is substantial doubt about its ability to continue as a going concern. The Company has not carried out debt financing nor has it made use of any financial instruments for hedging purposes in the fiscal year ended February 29, 2004.  The Company had no material commitments for capital expenditures at the end of its most recent fiscal year, but intends, subject to raising the necessary financing (which it is currently seeking) to incur additional exploration expenditures on its Santa Rosa Property during the fiscal year ending February 29, 2004.   In June 2002, the Company, through its wholly-owned subsidiary Cynthia Holdings Limited (“Cynthia”), agreed to sell an effective 50% interest in its Santa Rosa Property.  Cynthia received US$600,000 subsequent to the fiscal year ended February 29, 2004 and the balance remains owing.

Certain resource properties which were written down in the year ended February 28, 2002 were written down when the Company decided there was little or no possibility of recovery from these properties.  Management reviews annually the carrying value of the Company’s interest in each resource property and where necessary, properties are written down to the estimated recoverable amount determined on a non-discounted basis after giving effect to any property option agreements and cost recovery agreements.  Costs relating to properties abandoned are written off when the decision to abandon is made.

While the Company has been successful in raising the necessary funds to finance its exploration activities to date, there can be no assurance that it will be able to continue to do so.  If such funds are not available or cannot be obtained or are insufficient to cover the costs of the Company's exploration activities, the Company will be forced to curtail its exploration activities to a level for which funding is available or can be obtained.  Accordingly, there is substantial doubt about its ability to continue as a going concern.

Other than as discussed herein, the Company is not aware of any trends, demands, commitments, events or uncertainties that may result in the Company's liquidity either materially increasing or decreasing at present or in the foreseeable future.  Material increases or decreases in the Company's liquidity will be substantially determined by the success or failure of exploration on the Santa Rosa Property.

February 29, 2004 Compared to February 28, 2003

At February 29, 2004, the Company’s current assets totaled $528,337 compared to $128,707 at February 28, 2003.  The increase is due to the sale of share capital.  During the same period, current liabilities also increased to $291,002 from $232,127 due to general and administrative expenses.  Included in the Company’s current liabilities was payables or accrued liabilities of $151,823 due to related parties as a result of general and administrative expenses incurred by companies related by way of directors in common.  All such amounts are payable on demand.  As a result, the Company had working capital of $237,335 at February 29, 2004 as compared with a working capital deficiency of $103,420 at February 28, 2003.  As at February 29, 2004 and February 28, 2003, the Company had no long-term debt.

At February 29, 2004, the Company had total assets of $2,990,680 as compared with $2,444,494 at February 28, 2003.  The increase is due the sale of share capital.

Share capital as at February 29, 2004 was $11,010,280, up from $10,665,871 as at  February 28, 2003 due to the sale of share capital.  During the fiscal year ended February 29, 2004, the Company issued 2,045,454 units at a price of $0.11 per unit to generate net proceeds of $224,409, each unit comprised of one common share and one non-transferable two-year share purchase warrant entitling the purchase of one additional common share of the Company at a price of $0.18 per share until April 1, 2005.  During the period, the Company also issued 1,000,000 shares pursuant to the exercise of warrants to generate proceeds of $120,000.

The Company's largest cash outflows in the fiscal year ended February 29, 2004 resulted from resource property expenditures of $164,675 and operating cash outflow of $94,790 due to general and administrative expenses.  The most significant contribution to working capital in the year ended February 29, 2004 was provided by the sale of share capital that generated net proceeds of $344,409. The most significant contribution to working capital in the year ended February 28, 2003 was provided by the sale of share capital that generated net proceeds of $245,740.

February 28, 2003 Compared to February 28, 2002

At February 28, 2003, the Company's current assets totaled $128,707 compared to $2,687,891 at February 28, 2002.  The decrease is due principally to the repayment of the loan made in a previous period which was used by the Company to make a capital contribution to its Argentine subsidiary, Exploraciones Oromin S.A., in order to permit Exploraciones Oromin S.A. to qualify as a bidder for the Santa Rosa Property.  During the same period, current liabilities also decreased to $232,127 from $2,421,794 for the same reason.  As a result, the Company had a working capital deficiency of $103,420 at February 28, 2003 as compared with working capital of $266,097 at February 28, 2002.  As at February 28, 2003 and February 28, 2002, the Company had no long-term debt.

At February 28, 2003, the Company had total assets of $2,444,494 as compared with $4,581,547 at February 28, 2002. The decrease is due principally to the repayment of the loan made in a previous period which was used by the Company to make a capital contribution to its Argentine subsidiary, Exploraciones Oromin S.A., in order to permit Exploraciones Oromin S.A. to qualify as a bidder for the Santa Rosa Property.

Share capital as at February 28, 2003 was $10,665,871, up from $10,420,131 as at  February 28, 2002 due to the issuance of share capital.  During the fiscal year ended February 28, 2003, the Company issued 2,500,000 units at a price of $0.10 per unit to generate net proceeds of $245,740, each unit comprised of one common share and one non-transferable two-year share purchase warrant entitling the purchase of one additional common share of the Company at a price of $0.10 per share until June 3, 2003 and thereafter at a price of $0.12 until June 3, 2004.

The Company's largest cash outflow in the fiscal year ended February 28, 2003 resulted from the repayment of a related party loan of $2,246,580.  The most significant contribution to working capital in the year ended February 28, 2003 was provided by the sale of share capital which generated net proceeds of $245,740. The most significant contribution to working capital in the year ended February 28, 2002 was provided by the exercise of share purchase warrants which generated net proceeds of $343,080.

February 28, 2002 Compared to February 28, 2001

At February 28, 2002, the Company's current assets totaled $2,687,891 compared to $3,263,939 at February 28, 2001.  The decrease is primarily attributable to a decrease in cash which was used to pay expenditures resulting from its investment in the Santa Rosa Property.  During the same period, current liabilities also decreased to $2,421,794 from $2,690,030 primarily due to the repayment of accounts payable to Fresco Developments Ltd. of $308,240.  As a result, working capital was $266,097 at February 28, 2002 as compared with working capital of $573,909 at February 28, 2001.  As at February 28, 2002 and February 28, 2001, the Company had no long-term debt.

At February 28, 2002, the Company had total assets of $4,581,547 as compared with $3,759,064 at February 28, 2001.  This increase is due principally to an increase in deferred resource property expenditures resulting from its investment in the Santa Rosa Property and from the Company’s amalgamation with Fresco Developments Ltd.

Share capital as at February 28, 2002 was $10,420,131, up from $9,262,077 as at  February 28, 2001 due to the issuance of share capital.  During the fiscal year ended February 28, 2002, the Company issued:

(a)

2,100,000 common shares as a bonus pursuant to the loan from Chet Idziszek, the President of the Company, which was used to subscribe for capital in the Company’s Argentine subsidiary, Exploraciones Oromin, S.A., in order to facilitate the acquisition of the Santa Rosa Property, which shares are recorded at $299,200;

(b)

1,454,500 common shares pursuant to the exercise of share purchase warrants to generate proceeds of $343,080; and

(c)

3,967,491 common shares pursuant to the Company’s amalgamation with Fresco Developments Ltd., recorded at $515,774.

The Company's largest cash outflow in the fiscal year ended February 28, 2002 was resource property expenditures, net of accounts payable, of $697,552.  The Company also eliminated payables in respect of resource property expenditures of $292,604 on its amalgamation with Fresco Developments Ltd.  The Company's largest cash outflow in the fiscal year ended February 28, 2001 was resource property expenditures, net of accounts payable, of $285,180.  The amount of exploration costs incurred by the Company fluctuates based on the amount of exploration it is required to carry out during a specific period.

The most significant contribution to working capital in the year ended February 28, 2002 was provided by the exercise of share purchase warrants which generated net proceeds of $343,080.  The most significant contribution to working capital in the year ended February 28, 2001 was provided by the sale of share capital and the exercise of share purchase warrants which generated aggregate net proceeds of $732,004.

Material Differences between Canadian and U.S. Generally Accepted Accounting Principles

The Company prepares its financial statements in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) which differ in certain respects from those principles that the Company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).  The significant measurement differences between Canadian GAAP and U.S. GAAP, which affect the Company’s financial statements, are described below:

Under U.S. GAAP, deferred mineral exploration costs are written off as incurred although oil and gas expenditures are not.  Had the Company presented its financial statements in accordance with U.S. GAAP, its loss for the fiscal year ended February 29, 2004 would have increased by $3,000, its loss for the fiscal year ended February 28, 2003 would have increased by $2,250 and its loss for the fiscal year ended February 28, 2002 would have decreased by $4,313.

Outlook

In the near term, the Company plans to continue its exploration activities on its Santa Rosa Property.  Based on its existing working capital, the Company requires additional financing for its currently held properties during the upcoming fiscal year and is currently seeking such funding.  The Company had no material commitments for capital expenditures at the end of its most recent fiscal year, but intends, subject to raising the necessary financing, to incur additional exploration expenditures on its Santa Rosa Property during the fiscal year ending February 29, 2004.  In addition, the Company reviews acquisition proposals on a regular basis and, if an appropriate acquisition presents itself, the Company could, in the future, acquire additional oil and gas exploration properties.  The Santa Rosa Property is not in production and, therefore, does not produce any income.

BY ORDER OF THE BOARD OF DIRECTORS OF

OROMIN EXPLORATIONS LTD.

Chet Idziszek

President and Chief Executive Officer

Proxy

ANNUAL GENERAL MEETING

OF MEMBERS OF

OROMIN EXPLORATIONS LTD. (the "Company")

TO BE HELD AT:

Suite 2000 – 1055 West Hastings Street

Vancouver, British Columbia, CANADA

ON THURSDAY, JULY 22, 2004, AT 11:00 AM

The undersigned member (“Registered Shareholder”) of the Company hereby appoints, Chet Idziszek, President of the Company, or failing this person, James G. Stewart, Secretary of the Company, or in the place of the foregoing, ______________________________(print the name), as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)

		For	Against	Withhold
1.	Appointment of Davidson & Company as Auditors of the Company		N/A
2.	To authorize the Directors to fix the Auditors’ remuneration			N/A
3.	To determine the number of Directors at seven (7)			N/A
4.	To elect as Director, Derek Bartlett		N/A
5.	To elect as Director, Nell Dragovan		N/A
6.	To elect as Director, Norman Haimila		N/A
7.	To elect as Director, Chet Idziszek		N/A
8.	To elect as Director, Robert Sibthorpe		N/A
9.	To elect as Director, James G. Stewart		N/A
10.	To elect as Director, Douglas Turnbull		N/A
11.	To approve a special resolution altering the Company’s Notice of Articles to remove the application of the pre-existing company provisions.			N/A
12.	To approve a special resolution adopting a new form of articles for the Company			N/A
13.	To reaffirm the Company’s existing stock option plan for the ensuing year, as more fully set forth in the information circular accompanying this proxy			N/A
14.	To transact such other business as may properly come before the Meeting			N/A

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE:

Please Print Name:

Date:

Number of Shares
Represented by Proxy:

INSTRUCTIONS FOR COMPLETION OF PROXY

1.

This Proxy is solicited by the Management of the Company.

2.  This form of proxy (“Instrument of Proxy”) must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3.

If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Computershare Trust Company of Canada.

4.

A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

5.  A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

(a)

appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder).  Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

OR

(b)

appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder’s instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6.  The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly.  Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person.  To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the office of Computershare Trust Company of Canada by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address is:

Computershare Trust Company of Canada

Proxy Department, 100 University Avenue, 9th Floor,

Toronto, Ontario   M5J 2Y1

Fax:  Within North America: 1-866- 249-7775 or Outside North America: (416) 263-9524

SUPPLEMENTAL MAILING LIST RETURN CARD

(National Instrument 54-102)

NOTICE TO SHAREHOLDERS OF OROMIN EXPLORATIONS LTD.

On June 3, 2002, the Minister of Finance gave approval to National Instrument 54-102 – Interim Financial Statement and Report Exemption (the “Instrument”) which essentially established a framework for communication between issuers and their registered and non-registered shareholders.

Companies incorporated in British Columbia were formerly required to deliver interim (semi-annual) financial statements only to their registered shareholders. The Instrument now exempts companies from having to deliver these statements to their registered shareholders if the companies send 1st, 2nd and 3rd quarter financial statements to those shareholders, whether registered or not, who request in writing to receive them.

If you are a registered or non-registered shareholder, and wish to be placed on a supplemental mailing list for the receipt of these financial statements, you must complete and return the Supplemental Return Card below.

The supplemental mailing list will be updated each year and, therefore, a Return Card will be required annually in order to receive quarterly financial statements. All other shareholder mailings will continue to be mailed to registered shareholders in the normal manner without the completion of a Return Card.

TO:

OROMIN EXPLORATIONS LTD. (the “Company”)

The undersigned certifies that he/she/it is the owner of securities of the Company, and requests that he/she/it be placed on the Company’s Supplemental Mailing List in respect of its quarterly financial statements.

NAME:
(please print)
ADDRESS:

City/Province (or State)/Postal Code
Signature of shareholder, or if shareholder is a Company, signature of authorized signatory.
DATED:

Please complete and return this document as indicated below. As the supplemental list will be updated each year, a return card will be required from you annually in order for your name to remain on the list:

OROMIN EXPLORATIONS LTD.

Suite 2000, 1055 West Hastings Street

Vancouver, British Columbia, V6E 2E9

[Fax #604-331-8773]

OROMIN

  Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C.  Canada V6E 2E9

EXPLORATIONS LTD.

      Tel: (604) 331-8772   *  Fax: (604) 331-8773

June 16, 2004

Trading Symbols:  TSX Venture – OLE

Web Site:  www.oromin.com

NEW DIRECTOR APPOINTED

Oromin Explorations Ltd. (TSX-V:OLE) is pleased to report that Robert Sibthorpe has joined its Board of Directors.  Mr. Sibthorpe holds a B.Sc. in geology and an M.B.A. from the University of Toronto.  He worked as a mining analyst and director of Yorkton Securities Inc. in Vancouver from 1986 to 1996.  He was an independent mining consultant from 1996 to 1999 when he joined Canaccord Capital Corporation as a mining analyst from 1999 to 2001.  Since 2001 he has worked as an independent mining consultant.

To find out more about Oromin Explorations Ltd. (TSX-V:OLE), visit our website at www.oromin.com.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”

Chet Idziszek, President

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN